Exhibit 99.1

February 25, 2015

INVESTOR

NEWS

Fresenius Medical Care reports

fourth quarter and full year 2014 results

•                  Targets achieved for fiscal year 2014

•                  Further expansion of our operations and new record level of revenue

•                  Increased dividend to be proposed at the Annual General Meeting

•                  Accelerated earnings growth expected

Fourth quarter 2014 key figures:

Net revenue	$4,320 million	+12%
Operating income (EBIT)	$663 million	0%
Net income[1]	$335 million	-4%
Basic earnings per share	$1.11	-5%

Full year 2014 key figures:

Net revenue	$15,832 million	+8%
Operating income (EBIT)	$2,255 million	0%
Net income[1]	$1,045 million	-6%
Basic earnings per share	$3.46	-5%

Dividend proposal:

Per share	€0.78	+1%

Rice Powell, chief executive officer of Fresenius Medical Care stated: “During fiscal year 2014, we continuously improved our results and delivered on revenue and net income guidance. We have strengthened our core business and also expanded our portfolio with acquisitions in the field of Care Coordination. After revenue of approximately 500 million US$ in 2013 we now expect our Care Coordination business to generate around 1.7 billion of revenue in 2015. We expect accelerated earnings growth for 2015 and beyond supported mainly by a strong organic business, our acquisitions and the Global Efficiency Program”.

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Fourth quarter 2014

Revenue

Net revenue for the fourth quarter of 2014 increased by 12% to $4,320 million (+15% at constant currency) as compared to the fourth quarter of 2013. Organic revenue growth worldwide was 7%. Health Care revenue grew by 15% to $3,322 million (+18% at constant currency) and dialysis product revenue increased by 3% to $998 million (+8% at constant currency) as compared to the fourth quarter of 2013.

North America revenue for the fourth quarter of 2014 increased by 15% to $2,876 million. Organic revenue growth was 6%. Health Care revenue grew by 15% to $2,640 million with a same market treatment growth of 4%. Net Dialysis Care revenue increased by 5% to $2,245 million. Care Coordination revenue increased by 151% to $395 million. Dialysis product revenue increased by 8% to 236 million compared to the fourth quarter of 2013.

International revenue increased by 5% to $1,422 million (+15% at constant currency). Organic revenue growth was 7%. Health Care revenue increased by 12% to $682 million (+26% at constant currency). Dialysis product revenue decreased by 1% to $740 million (+6% at constant currency).

Earnings

Operating income (EBIT) increased from $661 million in the fourth quarter of 2013 to $663 million in the fourth quarter of 2014. Operating income for North America for the fourth quarter of 2014 was $493 million, an increase of 9% as compared to the fourth quarter of 2013. In the International segment, operating income for the fourth quarter of 2014 increased by 2% to $278 million as compared to $274 million in the fourth quarter of 2013.

Net interest expense for the fourth quarter of 2014 was $117 million, compared to $98 million in the fourth quarter of 2013.

Income tax expense was $143 million for the fourth quarter of 2014, which translates into an effective tax rate of 26.2%. This compares to income tax expense of $171 million and a tax rate of 30.4% for the fourth quarter of 2013. The tax rate was affected favorably by the resolution of challenged deductions for civil settlement payments taken in prior years.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter of 2014 was $335 million, a decrease of 4% compared to $349 million for the fourth quarter of 2013.

Basic earnings per share (EPS) for the fourth quarter of 2014 was $1.11, a decrease of 5% compared to the corresponding number for the fourth quarter of 2013. The weighted average number of shares outstanding for the fourth quarter of 2014 was approximately 303.3 million shares, compared to approximately 301.0 million shares for the fourth quarter of 2013. The increase in shares outstanding resulted from stock option exercises during 2014.

Cash flow

In the fourth quarter of 2014, the company generated $588 million in net cash provided by operating activities, representing 14% of revenue, almost unchanged compared to the corresponding figure of last year ($ 589 million).

A total of $282 million was spent for capital expenditures, net of disposals. Free cash flow was $306 million compared to $355 million in the fourth quarter of 2013.

A total of $725 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was a negative $419 million as compared to $157 million in the fourth quarter of 2013.

Full year 2014

Revenue and earnings

Net revenue for the full year 2014 increased by 8% to $15,832 million (+10% at constant currency) as compared to the full year 2013. Organic revenue growth worldwide was 5%.

Operating income (EBIT) for the full year 2014 was $2,255 million as compared to $2,256 million in the full year 2013.

Net interest expense for the full year 2014 was $411 million as compared to $409 million in the full year 2013.

Income tax expense for the full year 2014 was $584 million, which translates into an effective tax rate of 31.7%. This compares to income tax expense of $592 million and a tax rate of 32.0% for the full year 2013. In 2014, the tax rate was influenced by different tax effects partially offsetting each other. In the second quarter the tax rate increased by a reversal of an original tax benefit following a financial court ruling issued against another company, while in the fourth quarter the tax rate was favorably influenced by the resolution of challenged deductions for civil settlement payments taken in prior years.

For the full year 2014, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $1,045 million, down by 6% from the corresponding number of $1,110 million for the full year 2013.

In the full year 2014, basic earnings per share (EPS) was $3.46, a decrease of 5% compared to the corresponding number for the full year 2013. The weighted average number of shares outstanding during the full year 2014 was approximately 302.3 million shares.

Cash flow

In the full year 2014, the company generated $1,861 million in net cash provided by operating activities, representing 12% of revenue,  as compared to $2,035 million for the same period in 2013.

A total of $920 million was spent for capital expenditures, net of disposals. Free cash flow for the full year 2014 was $941 million as compared to $1,307 million in the full year 2013.

A total of $1,770 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was a negative $829 million as compared to a positive $829 million in the full year 2013.

Employees

As of December 31, 2014, Fresenius Medical Care had 99,895 employees (full-time equivalents) worldwide, compared to 90,690 employees at the end of December 2013. This increase of more than 9,200 employees was mainly attributable to acquisitions as well as to our continued organic growth.

Balance sheet structure

The company´s total assets were $25,447 million (Dec. 31, 2013: $23,120 million), an increase of 10%. Current assets increased by 7% to $6,725 million (Dec. 31, 2013: $6,287 million). Non-current assets were $18,722 million (Dec. 31, 2013: $16,833 million), an increase of 11%. Total equity increased by 6% to $10,028 million (Dec. 31, 2013: $9,485 million). The equity ratio was 39% as compared to 41% at the end of 2013. Total debt was $9,532 million (Dec. 31, 2013: $8,417 million). As of December 31, 2014, the debt/EBITDA ratio was 3.1 (Dec. 31, 2013: 2.8).

Please refer to the attachments for a complete overview of the results for the fourth quarter and full year 2014 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Dividend

At the annual general meeting to be held on May 19, 2015, shareholders will be asked to approve a dividend of €0.78 per share, an increase of 1% from 2013 (€0.77). For the 18th consecutive year, shareholders can expect to receive an increased annual dividend.

Outlook

The information provided is based on exchange rates prevailing at the beginning of 2015. Savings from the global efficiency program are included, while potential acquisitions are not. In addition the outlook reflects further operating cost investments within the Care Coordination segment for future growth in line with our 2020 strategy.

For 2015 the company expects revenue to grow at 5—7% which at constant currency is a growth rate of 10-12%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase 0—5% in 2015.

The company expects to spend around $1.0 billion on capital expenditures and around $400 million on acquisitions in 2015. The debt/EBITDA ratio is expected to be around 3.0 by the end of 2015.

For the year 2016 we expect an acceleration of growth with a revenue increase of 9—12% and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA growing by 15—20%.

As disclosed in the company’s long-term target for 2020 the company expects revenue to grow at an average annual growth rate of approx. 10% and net income attributable to shareholders in the high single digits.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter 2014 on Wednesday, February 25, 2015 at 3.30 p.m. CET/ 9.30 a.m. EST. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.7 million individuals worldwide. Through its network of 3,361 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 286,312 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended December 31			Twelve months ended December 31
in US$ million, except share data, audited	2014	2013	Change	2014	2013	Change

Health Care revenue	3,417	2,975	14.9%	12,553	11,415	10.0%
Less: patient service bad debt provision	95	80	19.3%	303	285	6.3%
Net Health Care revenue	3,322	2,895	14.7%	12,250	11,130	10.1%
Dialysis products revenue	998	972	2.7%	3,582	3,480	2.9%
Total net revenue	4,320	3,867	11.7%	15,832	14,610	8.4%

Costs of revenue	2,906	2,566	13.3%	10,836	9,872	9.8%
Gross profit	1,414	1,301	8.7%	4,996	4,738	5.4%
Selling, general and administrative	724	621	16.7%	2,645	2,391	10.6%
(Gain) loss on sale of dialysis clinics	(1)	(0)	4593.6%	(1)	(9)	-93.4%
Research and development	31	31	-0.5%	122	126	-2.9%
Income from equity method investees	(3)	(12)	-75.0%	(25)	(26)	-4.9%
Operating income (EBIT)	663	661	0.3%	2,255	2,256	-0.1%

Interest income	(45)	(13)	241.9%	(84)	(39)	116.3%
Interest expense	162	111	45.6%	495	448	10.7%
Interest expense, net	117	98	19.6%	411	409	0.6%
Income before taxes	546	563	-3.1%	1,844	1,847	-0.2%
Income tax expense	143	171	-16.3%	584	592	-1.4%
Net income	403	392	2.7%	1,260	1,255	0.3%
Less: Net income attributable to noncontrolling interests	68	43	56.0%	215	145	47.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	335	349	-3.9%	1,045	1,110	-5.8%

Operating income (EBIT)	663	661	0.3%	2,255	2,256	-0.1%
Depreciation and amortization	186	169	10.1%	699	648	7.9%
EBITDA	849	830	2.3%	2,954	2,904	1.7%
EBITDA margin	19.7%	21.5%		18.7%	19.9%

Weighted average number of shares
Ordinary shares	303,347,550	301,041,739		302,339,124	301,877,303
Preference shares	—	—		—	1,937,819

Basic earnings per share	$1.11	$1.16	-4.6%	$3.46	$3.65	-5.4%
Basic earnings per ADS	$0.55	$0.58	-4.6%	$1.73	$1.83	-5.4%

In percent of revenue
Cost of revenue	67.3%	66.3%		68.4%	67.6%
Gross profit	32.7%	33.7%		31.6%	32.4%
Operating income (EBIT)	15.4%	17.1%		14.2%	15.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.8%	9.0%		6.6%	7.6%

Segment and other information

	Three months ended December 31			Twelve months ended December 31
audited	2014	2013	Change	2014	2013	Change

Total
Revenue in US$ million	4,320	3,867	11.7%	15,832	14,610	8.4%
Operating income (EBIT) in US$ million	663	661	0.3%	2,255	2,256	-0.1%
Operating income margin in %	15.4%	17.1%		14.2%	15.4%
Days sales outstanding (DSO)				72	73
Employees (full-time equivalents)				99,895	90,690

North America
Revenue in US$ million	2,876	2,507	14.7%	10,500	9,606	9.3%
Operating income (EBIT) in US$ million 1)	493	453	9.0%	1,643	1,623	1.2%
Operating income margin in % 1)	17.2%	18.1%		15.6%	16.9%
Revenue per treatment in US$	367	357	2.8%	360	352	2.5%
Cost per treatment in US$	297	288	3.1%	297	287	3.5%
Days sales outstanding (DSO)				50	53

U.S.
Revenue per treatment in US$	375	365	2.8%	368	359	2.5%
Cost per treatment in US$	303	294	3.1%	303	293	3.4%

International
Revenue in US$ million	1,422	1,351	5.2%	5,265	4,970	5.9%
Operating income (EBIT) in US$ million 1)	278	274	1.8%	970	897	8.2%
Operating income margin in % 1)	19.6%	20.2%		18.4%	18.1%
Revenue per treatment in US$	157	160	-1.5%	161	159	1.0%
Growth at constant currency	11.0%	3.2%		8.4%	2.5%
Days sales outstanding (DSO)				114	110

Corporate
Revenue in US$ million	22	9	163.9%	67	34	99.7%
Operating income (EBIT) in US$ million 1)	(108)	(66)	66.7%	(358)	(264)	35.9%

1) Certain items, in the net aggregate amount of $20 million and $38 million for the three- and twelve-month periods ending December 31, 2013, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

Reconciliation of non U.S. GAAP financial measures
to the most directly comparable U.S. GAAP financial measures

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2014	2013	2014	2013
Segment information North America (1)
Net revenue	2,876	2,507
Costs of revenue and research and development	1,973	1,707
Selling, general and administrative	413	354
Gain on sale of dialysis clinics	(1)	(0)
Income from equity method investees	(2)	(7)
Costs of revenue and operating expenses	2,383	2,054
Operating income (EBIT)	493	453
Operating income margin	17.2%	18.1%

Reconciliation of net cash provided by operating activities to EBITDA (2)
Total EBITDA			2,954	2,904
Interest expense, net			(411)	(409)
Income tax expense			(584)	(592)
Change in working capital and other non-cash items			(98)	132
Net cash provided by operating activities			1,861	2,035

Annualized EBITDA (3)
Operating income (EBIT)			2,347	2,256
Depreciation and amortization			716	648
Non-cash charges			57	68
Annualized EBITDA			3,120	2,972

(1) In 2013, certain items relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year’s presentation.

2) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

3) EBITDA 2014: including largest acquisitions

Balance sheet

	December 31	December 31
in US$ million, except debt/EBITDA ratio	2014	2013
	(audited)	(audited)
Assets
Current assets	6,725	6,287
Goodwill and Intangible assets	13,951	12,416
Other non-current assets	4,771	4,417
Total assets	25,447	23,120

Liabilities and equity
Current liabilities	3,477	3,554
Long-term liabilities	11,117	9,433
Noncontrolling interests subject to put provisions	825	648
Total equity	10,028	9,485
Total liabilities and equity	25,447	23,120

Equity/assets ratio	39%	41%

Debt
Short-term borrowings	133	97
Short-term borrowings from related parties	5	62
Current portion of long-term debt and capital lease obligations	314	511
Long-term debt and capital lease obligations, less current portion	9,080	7,747
Total debt	9,532	8,417

Debt/EBITDA ratio	3.1	2.8

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2014	2013	2014	2013
Operating activities
Net income	403	392	1,260	1,255
Depreciation / amortization	186	169	699	648
Change in working capital and other non-cash items	(1)	28	(98)	132
Net cash provided by operating activities	588	589	1,861	2,035
In percent of revenue	13.6%	15.2%	11.8%	13.9%

Investing activities
Purchases of property, plant and equipment	(285)	(235)	(932)	(748)
Proceeds from sale of property, plant and equipment	3	1	12	20
Capital expenditures, net	(282)	(234)	(920)	(728)

Free cash flow	306	355	941	1,307
In percent of revenue	7.1%	9.2%	5.9%	8.9%

Acquisitions, net of cash acquired, and purchases of intangible assets	(730)	(198)	(1,779)	(496)
Proceeds from divestitures	5	—	9	18
Acquisitions, net of divestitures	(725)	(198)	(1,770)	(478)
Free cash flow after investing activities	(419)	157	(829)	829

Revenue development

in US$ million, audited	2014	2013	Change	Change at cc	Organic growth	Same market treatment

Three months ended December 31
Total revenue	4,320	3,867	11.7%	15.3%	6.9%
Dialysis products	998	972	2.7%	7.9%	8.1%
Net Health Care	3,322	2,895	14.7%	17.7%	6.5%	3.9%

North America	2,876	2,507	14.7%	14.7%	6.3%
Dialysis products	236	219	7.6%	7.6%	7.5%
Net Health Care	2,640	2,288	15.4%	15.4%	6.2%	3.8%
Thereof Net Care Coordination revenue	395	157	151.0%	151.0%
Thereof Net Dialysis Care revenue	2,245	2,131	5.4%	5.4%

International	1,422	1,351	5.2%	15.3%	7.1%
Dialysis products	740	744	-0.5%	6.2%	6.4%
Net Health Care	682	607	12.3%	26.5%	8.0%	4.1%

Regional development
North America	2,876	2,507	14.7%	14.7%	6.3%
Europe/Middle East/Africa	766	810	-5.5%	4.1%	4.5%
Latin America	237	225	5.4%	23.1%	15.7%
Asia-Pacific	419	316	32.6%	38.7%	7.7%
Corporate	22	9	163.9%	172.1%

Twelve months ended December 31
Total revenue	15,832	14,610	8.4%	10.0%	5.3%
Dialysis products	3,582	3,480	2.9%	4.4%	4.4%
Net Health Care	12,250	11,130	10.1%	11.8%	5.6%	3.7%

North America	10,500	9,606	9.3%	9.3%	4.8%
Dialysis products	845	834	1.3%	1.3%	1.4%
Net Health Care	9,655	8,772	10.1%	10.1%	5.1%	3.5%
Thereof Net Care Coordination revenue	1,039	528	96.8%	96.8%
Thereof Net Dialysis Care revenue	8,616	8,244	4.5%	4.5%

International	5,265	4,970	5.9%	10.8%	5.8%
Dialysis products	2,670	2,612	2.2%	4.2%	4.1%
Net Health Care	2,595	2,358	10.1%	18.1%	7.7%	4.3%

Regional development
North America	10,500	9,606	9.3%	9.3%	4.8%
Europe/Middle East/Africa	3,072	3,023	1.6%	3.6%	3.6%
Latin America	836	843	-0.8%	16.3%	12.7%
Asia-Pacific	1,357	1,104	22.9%	26.4%	6.4%
Corporate	67	34	99.7%	99.7%

1 same market treatment  growth = organic growth less price effects cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the current period local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a percentage change at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation of non-GAAP to U.S. GAAP measures is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures product business

in US$ million, audited	2014	2013	Change	Change at cc

Three months ended December 31
Total product revenue	1,349	1,324	1.9%	7.2%
Less internal revenue	(351)	(352)	-0.5%	5.0%
Total external revenue	998	972	2.7%	7.9%

North America	460	435	5.6%	5.6%
Less internal revenue	(224)	(216)	3.7%	3.7%
Total North America external revenue	236	219	7.6%	7.6%

International	866	880	-1.6%	6.3%
Less internal revenue	(126)	(136)	-7.2%	7.1%
Total International external revenue	740	744	-0.5%	6.2%

Twelve months ended December 31
Total product revenue	4,927	4,785	3.0%	4.9%
Less internal revenue	(1,345)	(1,305)	3.1%	6.0%
Total external revenue	3,582	3,480	2.9%	4.4%

North America	1,698	1,650	2.9%	2.9%
Less internal revenue	(853)	(816)	4.5%	4.5%
Total North America external revenue	845	834	1.3%	1.3%

International	3,162	3,101	1.9%	4.9%
Less internal revenue	(492)	(489)	0.6%	8.5%
Total International external revenue	2,670	2,612	2.2%	4.2%

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the current period local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a percentage change at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation of non-GAAP to U.S. GAAP measures is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures service business

	Twelve months ended December 31, 2014
audited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,361	3%	79	286,312	6%	42,744,977	6%

North America	2,162	1%	48	176,203	3%	26,610,624	4%

International	1,199	7%	31	110,109	12%	16,134,353	9%
Europe/Middle East/Africa	635	0%	16	52,848	3%	8,053,633	4%
Latin America	247	7%	6	31,983	9%	4,811,640	9%
Asia-Pacific	317	25%	9	25,278	41%	3,269,080	23%

Quality data

	North America		Europe/Middle East/ Africa		Asia-Pacific
in % of patients	Q4 2014	Q3 2014	Q4 2014	Q3 2014	Q4 2014	Q3 2014

Clinical Performance
Single Pool Kt/v > 1.2	96	97	95	95	97	97
No catheter (> 90 days)	83	83	83	83	92	92
Hemoglobin = 10-12 g/dl	74	73	76	75	60	59
Hemoglobin = 10-13 g/dl	80	78	77	76	69	67
Albumin > 3.5 g/dl1)	83	82	92	91	91	91
Phosphate < 5.5 mg/dl	64	64	79	76	70	71
Calcium = 8.4-10.2 mg/dl	85	84	76	75	76	75
Hospitalization days	9.1	8.9	9.4	9.5	4.3	4.2

Demographics
Average age (in years)	62	62	64	64	64	64
Average time on dialysis (in years)	4.0	4.0	5.5	5.5	4.9	4.9
Average body weight (in kg)	82	82	72	72	60	60
Prevalence of diabetes (in%)	60	60	29	29	39	40

1) International standard BCR CRM470

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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